FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated February 25, 2025 of Diana Shipping Inc. (the "Company").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 25, 2025	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
Chief Financial Officer

Exhibit 99.1



Our Presenting Team

Semiramis Paliou



Director &
Chief Executive Officer

Anastasios Margaronis



Director & President

Ioannis Zafirakis



Director,
Co-Chief Financial Officer,
Chief Strategy Officer,
Secretary & Treasurer

Eleftherios Papatrifon



Director

Maria Dede



Co-Chief Financial Officer

Our Company's confidence stems from our established track record

DSX
LISTED
NYSE

Financial Results for the 4th Quarter of 2024

DSX
LISTED
NYSE

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.



DSX
LISTED
NYSE

Diana's Key Points

40% NET DEBT/MARKET VALUE[1]

US$207.2m OF CASH[2]

US$154.8m SECURED REVENUES[3]

11.39 years
AVERAGE AGE

4.2m DWT
CARRYING
CAPACITY

99.7%
AVERAGE FLEET
UTILIZATION[4]

12 groups
OF SISTER VESSELS



Ultramax
13%
Newcastlemax
20%
Panamax
11%
Kamsarmax
12%
33%
11%
Post-
Panamax
Capesize

FOUNDED
1972

24 MT Cargo Carried[2]

981 employees[2]
ACROSS SEA &
ASHORE

LISTED SINCE
2005

GLOBAL
OPERATIONS

STRONG
ESG FOCUS

38 vessels
ON THE WATER[5]

7 vessels
MORTGAGE FREE

2 newbuildings
TO BE DELIVERED WITH
METHANOL DUAL-FUEL
PROPULSION

Source: Company Information
Note 1) Fleet market values as of December 31, 2024. Total market value also includes Company's investments and property as of December 31, 2024.
Note 2) As of December 31, 2024
Note 3) As of February 19, 2025
Note 4) For the year ended December 31, 2024.
Note 5) 32 vessels are managed by Diana Shipping Services S.A. and 6 vessels are managed by Diana Wilhelmsen Management Limited

Highlights of the 4th Quarter 2024 and recent developments

- In October, we signed a term loan facility with Danish Ship Finance A/S, secured by 7 vessels, and drew down US$80.2m to refinance the existing term loan facility with the bank, releasing 2 previously financed vessels.
- In October, the Financial Supervisory Authority of Norway approved the Company's prospectus in connection with the listing of a new senior unsecured bond issue, allowing the bonds to trade on the Euronext Oslo Børs.
- In November, we released the 2023 ESG Report, highlighting our ESG strategy and commitment to sustainable practices.
- In November, we completed a US$25 million tap issue under our outstanding senior unsecured bond issue, maturing in July 2029 with a fixed rate coupon of 8.75%, at 102% of par value.
- In December, we completed a tender offer to repurchase 11,442,645 common shares at a price of US$2.00 per share.
- As of February 19, 2025, we have raised US$25.6m from the exercise of 6,394,709 warrants under the on-going warrant program to purchase common shares for cash. A further US$64.9m could be raised under the scope of the program.
- In February, we declared a cash dividend in the amount of US$0.01 per common share for the fourth quarter of 2024.
- In February, we announced the sale of m/v Alcmene for a purchase price of approximately US$11.9 million before commissions.
- As of February 19, 2025, we have secured US$124.8 million of contracted revenues for 63% of the remaining ownership days of the year 2025 and have secured US$30.0 million of contracted revenues for 10% of the ownership days of the year 2026.



SENIOR UNSECURED BOND MATURITY
CREDIT FACILITIES MATURITIES
CREDIT FACILITIES AMORTIZATION
After refinancing of Nordea facilities, Danish Ship Finance facility & Senior Unsecured Bond
Q3-Q4 2024
2025
2026
2027
2028
2029
2030
2031
2032

DSX LISTED NYSE

Source: Company information

Recent Chartering Activity*



Weighted average contracted charter rate ($ per day)
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$12,952
2 vsls
228 days
$11,259**
7 vsls
252 days
$18,312***
4 vsls
264 days
ULTRAMAX
PANAMAX, KAMSARMAX, POST-PANAMAX
CAPESIZE

VESSEL	TYPE	BUILT	RATE	CHARTERER
Myrto	Kamsarmax	2013	$12,000	Nippon Yusen Kabushiki Kaisha, Tokyo
Semirio	Capesize	2007	$16,650	Solebay Shipping Cape Company Limited, Hong Kong
New York	Capesize	2010	$17,600***	SwissMarine Pte. Ltd., Singapore
Myrsini	Kamsarmax	2010	$13,000	Cargill International SA, Geneva
Amphitrite	Post-Panamax	2012	$12,100**	Cobelfret S.A., Luxembourg
Maia	Kamsarmax	2009	$11,600	Paralos Shipping Pte. Ltd.
DSI Aquarius	Ultramax	2016	$13,300	Bunge SA, Geneva
Santa Barbara	Capesize	2015	$22,000	Mitsui O.S.K. Lines, Ltd.
Maera	Panamax	2013	$8,400	China Resource Chartering Limited
DSI Aquila	Ultramax	2015	$12,250	Western Bulk Carriers AS
Alcmene	Post-Panamax	2010	$2,000	Pan Ocean Co., Ltd.
Alcmene	Post-Panamax	2010	$6,000	Lestari Shipping Pte Ltd
New York	Capesize	2010	$16,000	STX Green Logis Ltd



Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26

Previous Charter Period   Fixed Period ****

DSX LISTED NYSE

*From November 16, 2024 until February 20, 2025
**m/v Amphitrite charter rate will be US$8,750 per day for the first fifty (50) days of the charter period
***m/v New York charter rate will be US$6,300 per day for the first trip of the charter period
****Average Period calculated based on earliest redelivery date
Source: Company's filings with the U.S. Securities and Exchange Commission

Disciplined & Non-Speculative Chartering Strategy

Average Daily TC Rate of Fixed Revenues US$16,911***
For the remaining of 2025

37% unfixed days***
for the remaining of 2025

Average contract duration***
1.23 years

Secured Revenues US$124.8m***
for the remaining of 2025

VESSEL	TYPE	RATE
Fleet Average		*$16,193*
Florida*	Capesize	$25,900
San Francisco	Newcastlemax	$26,000
G. P. Zafirakis	Capesize	$26,800
Crystalia	Panamax	$13,900
Myrto	Kamsarmax	$12,000
DSI Pyxis	Ultramax	$13,100
Semirio	Capesize	$16,650
New York	Capesize	$17,600
Amphitrite	Post-Panamax	$12,100
Myrsini	Kamsarmax	$13,000
P.S. Palios	Capesize	$27,150
Maia	Kamsarmax	$11,600
Electra	Post-Panamax	$14,000
DSI Altair	Ultramax	$15,750
DSI Aquarius	Ultramax	$13,300
Santa Barbara*	Capesize	$22,000
Los Angeles	Newcastlemax	$28,700
Maera	Panamax	$8,400
New Orleans*	Capesize	$20,000
Leonidas P. C.	Kamsarmax	$17,000
DSI Pollux	Ultramax	$14,000
Polymnia	Post-Panamax	$17,500
Seattle	Capesize	$17,500
DSI Phoenix	Ultramax	$16,500
Astarte	Kamsarmax	$14,000
DSI Polaris	Ultramax	$15,400
DSI Aquila	Ultramax	$12,250
DSI Pegasus	Ultramax	$15,250
Atalandi	Panamax	$14,600
Philadelphia	Newcastlemax	$22,500
Phaidra	Post-Panamax	$12,000
Ismene	Panamax	$12,650
Newport News	Newcastlemax	$20,000
Selina	Panamax	$10,500
DSI Andromeda*	Ultramax	$13,500
Leto	Panamax	$16,000
Alcmene**	Post-Panamax	$2,000
Medusa	Kamsarmax	$14,250



Q2/24
Q3/24
Q4/24
Q1/25
Q2/25
Q3/25
Q4/25
Q1/26
Q2/26

- Committed to a conservative chartering strategy since inception
- Medium to long-term time charters which are spread out to avoid clustered maturities
- The strategy provides earnings visibility and strengthens resilience to market downturns

Current Chartering Period
Previous Chartering Period
Redelivery window
Dry docking
Off-hire

*Bareboat chartered-in.
**Vessel has been sold and it is expected to be delivered to her new Owners by latest March 7, 2025.
***As of February 19, 2025.
Source: Company

DSX LISTED NYSE

Financial Highlights for the 4th Quarter 2024*

	4th Quarter 2024	4th Quarter 2023
TC Revenues	$57.1m	$60.0m
Adjusted EBITDA**	$25.9m	$27.1m
Net Income	$9.7m	$9.4m
Earnings Per Common Share, Diluted	$0.02	$0.06

	December 31, 2024	December 31, 2023
Cash, cash equivalents, time deposits and restricted cash	$207.2m	$161.6m
Long-term debt and finance liabilities, net of deferred financing costs	$637.5m	$642.8m

DSX LISTED NYSE

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
**Based on Operating Income adjusted with Gain on Sale of Vessels.

Summary of Selected Financial & Other Data*

	Three months ended December 31, 2024	2023
Statement of Income Data	**US$ Millions**	**US$ Millions**
Time charter revenues	57.1	60.0
Voyage expenses	3.5	3.3
Vessel operating expenses	19.2	21.5
Net income	9.7	9.4
Net income attributable to common stockholders	8.3	7.9
Fleet data		
Average number of vessels	38.0	40.7
Number of vessels	38.0	40.0
Weighted average age of vessels	11.3	10.5
Ownership days	3,496	3,746
Available days	3,434	3,739
Operating days	3,423	3,727
Fleet utilization	99.7%	99.7%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	15,589	15,162
Daily vessel operating expenses***	5,496	5,745

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

DSX LISTED NYSE

Summary of Selected Financial & Other Data*

	Year ended December 31, 2024	2023
Statement of Income Data	**US$ Millions**	**US$ Millions**
Time charter revenues	228.2	262.1
Voyage expenses	13.6	13.6
Vessel operating expenses	82.6	85.5
Net income	12.7	49.8
Net income attributable to common stockholders	7.0	44.1
Fleet data		
Average number of vessels	38.9	41.1
Number of vessels	38.0	40.0
Weighted average age of vessels	11.3	10.5
Ownership days	14,219	14,986
Available days	14,057	14,867
Operating days	14,009	14,824
Fleet utilization	99.7%	99.7%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	15,267	16,713
Daily vessel operating expenses***	5,808	5,704

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

DSX LISTED NYSE

Current Debt Profile*


Debt Amortization Profile
CREDIT FACILITIES MATURITIES
CREDIT FACILITIES AMORTIZATION
SLB PURCHASE OBLIGATION
SLB AMORTIZATION
SENIOR UNSECURED BOND MATURITY
US$ million
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
$47.1
$9.8
$47.1
$10.2
$47.1
$10.7
$47.1
$11.2
$3.8
$175.0
$43.3
$11.6
$64.8
$26.0
$22.9
$10.2
$16.9
$6.3
$6.7
$1.0
$24.4
$2.8
2025
2026
2027
2028
2029
2030
2031
2032


Debt Balance Profile
PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING
US$ million
700
600
500
400
300
200
100
0
$175.0
$113.7
$300.4
$175.0
$103.4
$253.3
$175.0
$92.8
$206.1
$175.0
$81.6
$159.0
$70.0
$111.8
$33.8
$24.2
$27.2
$0.0
2025
2026
2027
2028
2029
2030
2031
2032

* Subject to mutual agreement on margin reset in year 2027 regarding the US$100 million facility with DNB Bank.

Source: Company

DSX LISTED NYSE

Breakeven vs Estimated Revenue for the remainder of 2025 & 2026*

Daily Estimated Cash Uses vs TC Revenues



-$1,300
-$819
$5,808
$4,199
$2,750
$1,741
$957
$453
$406
$16,314
$15,495
Unfixed $13,080
Fixed $16,911
$15,014
Unfixed $14,219
Fixed $22,127
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Dry-dock provision
Preferred Dividend
FCF Breakeven**
2025
2026
Average Daily TC Rate***

FFA rates as of February 14, 2025

	Ultramax	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q1 2025	$9,800	$8,200	$9,500	$8,200	$9,500	$11,400
Q2 2025	$13,800	$11,900	$13,200	$11,900	$17,700	$21,300
Q3 2025	$13,800	$11,800	$13,200	$11,800	$20,700	$24,800
Q4 2025	$13,200	$11,300	$12,600	$11,300	$21,500	$25,900
Q1 2026	$11,200	$9,500	$10,900	$9,500	$12,400	$14,800
Q2 2026	$11,600	$11,000	$12,300	$11,000	$17,800	$21,400
Q3 2026	$14,300	$11,400	$12,800	$11,400	$22,100	$26,500
Q4 2026	$14,300	$11,400	$12,800	$11,400	$22,100	$26,500

Estimated Cash Uses vs TC Revenues (2025)



-$9.6
$68.0
$49.1
$32.2
$20.4
$11.2
$5.3
$4.8
$190.9
$181.3
Unfixed $56.5
Fixed $124.8
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Dry-dock provision
Preferred Dividend
FCF Breakeven**
2025
TC Revenues***

Estimated Cash Uses vs TC Revenues (2026)



-$17.5
$78.4
$56.7
$37.1
$23.5
$12.9
$6.1
$5.5
$220.3
$202.8
Unfixed $172.8
Fixed $30.0
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Dry-dock provision
Preferred Dividend
FCF Breakeven**
2026
TC Revenues***

DSX LISTED NYSE

* From February 20, 2025
** As of December 31, 2024
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
Source: Company's filings with the U.S. Securities and Exchange Commission

Dividend payout since 2021


Cash dividend per share
Dividend in kind per share
Cumulative dividend paid since 2021 = $2.660 per common share
Cumulative dividend payout
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
-$0.50
-$1.00
$0.100
$0.200
$0.459
$0.250
$0.275
$0.175
$0.150
$0.184
$0.150
$0.150
$0.101
$0.150
$0.075
$0.070
$0.075
$0.075
$0.010
$0.010
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

DSX
LISTED
NYSE

Source: Company

Dry Bulk Market Overview



12 month TC Rates
Capesize
Panamax
Ultramax
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
US$/day*
Jan-2016
Jul-2016
Jan-2017
Jul-2017
Jan-2018
Jul-2018
Jan-2019
Jul-2019
Jan-2020
Jul-2020
Jan-2021
Jul-2021
Jan-2022
Jul-2022
Jan-2023
Jul-2023
Jan-2024
Jul-2024
Jan-2025

*Source: Clarksons SIN

Comments

- Increased bulk commodity shipments to India and South East Asia.
- Red Sea Transits could gradually return to normal.
- Reappearance of congestion mainly at South American and Australian loading ports.
- Significant investments in new and existing production facilities for iron ore, bauxite, manganese ore and grains is expected to continue support further increase in ton-mile demand.
- Recent stimulus measures in China could support demand growth for bulk commodities.

DSX
LISTED
NYSE

Key demand drivers



GDP growth
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
% yr/yr
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
e2025



Dry bulk trades
Iron ore
Minor bulk
Grains & Soybeans
Coal
30,000
25,000
20,000
15,000
10,000
5,000
0
Billion ton-miles
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
e2025

Expected GDP growth	
	2025e
	4.6%
	6.5%
	2.7%
	1.0%
	3.3%

- Global GDP growth is weakening.
- Most major dry bulk commodity shipments expected to either remain steady or drop somewhat.
- The grain trade has shown steady growth over the past decade.
- Minor bulk trade has contributed to overall growth, reflecting the diverse demand for various bulk commodities.

DSX LISTED NYSE

Source: Clarksons SIN

Dry bulk orderbook

The dry bulk orderbook as % of total fleet is 10.3%


Dry bulk orderbook in million DWT
Panamax
Capesize
Smaller bulk vessels
350
300
250
200
150
100
50
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
YTD


Dry bulk orderbook in % of existing fleet
Total dry bulk
Capesize
Panamax
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
YTD

DSX
LISTED
NYSE

Source: Clarksons SIN

Positive and negative factors impacting the dry bulk shipping industry

On the positive side:

- Continued import growth into India and Southeast Asia
- Record low number of countries expected to be in recession in 2025/2026
- Strong Brazilian soybean crop season
- Gradual increase in congestion
- Looser monetary policies in China leading to potential recovery in the Chinese property market and infrastructure construction activity
- The commencement later this year of iron ore shipments from Simandou in Guinea.

On the negative side:

- Worldwide lower iron ore consumption
- Protectionist measures with high tariffs leading to trade wars
- Bulk carrier fleet growth outpacing demand growth except for the Cape sector
- Easing tensions in the Middle East, with increased Red Sea transits
- Weather related disruption of exports of Australian iron ore
- Large increases of hydropower output in India and China
- Panama Canal drought related problem resolution

DSX
LISTED
NYSE

Industry Leading ESG Structure

Environmental

- Implementing fleet decarbonization and modernization plans.
- Transparent emission data sharing with stakeholders.
- Investing in eco-friendly technologies and next-generation fuels.

Average Efficiency Ratio weighted average[1]



3.46
3.16
3.16
3.03
2.97
2019
2020
2021
2022
2023

SASB
POSEIDON PRINCIPLES
SUSTAINABLE SHIPPING FOR A SUSTAINABLE PLANET
INTERMEPA
HELMEPA
GLOBAL MARITIME FORUM

Social

- Promote a safe and "just" culture, through proactive engagement.
- We invest in continuous training and development of both onshore and seagoing personnel.
- Developed equality, diversity and inclusion program to foster a positive and equitable work environment.

Trainings on 68 non mandatory topics with 7,634 participating seafarers[2]

Lost time incident frequency[1]



1.0
1.2
0.7
0.3
0.1
2019
2020
2021
2022
2023

ALL ABOARD ALLIANCE
DIVERSITY AT SEA
Together for Good
The Neptune Declaration on Seafarer Wellbeing and Crew Change

Governance

- Strong corporate culture of ethics and integrity.
- Joining the Maritime Anti-corruption Network (MACN) and adopting a Sanctions Compliance Policy.
- Adherence to NYSE governance standards.
- Majority independent Board, two female board members, including CEO.
- Consistency in annual sustainability reporting adhering to recognized frameworks i.e. SASB, TCFD, GRI, SDGs.

62% MALE & 38% FEMALE

ON-SHORE GENDER DIVERSITY BREAKDOWN[2]

ZERO FINES OR SANCTIONS

MACN



2021
ESG
ESG

DSX LISTED NYSE

Source: Company
Note 1) Vessels managed by Diana Shipping Services S.A.
Note 2) For the year ended December 31, 2023.

Summary

Leading pure play dry bulk carrier company...

Legacy
safely navigated through shipping cycles since 1972

Listed on NYSE
since 2005

Experienced management team
ready to deliver on the challenges of the shipping industry

Excellent ongoing stakeholder engagement
maintaining its high reputation and strong relationships

Rewarding our shareholders
with attractive cash and in-kind dividends, whenever possible.

...with a consistent, non-speculative and disciplined strategy

Consistently staggered
chartering strategy targeting quality counterparts

Maintaining a solid balance sheet
with strong cash position of US$207.2m and net LTV of 40%

Countercyclical approach
through strengthening the balance sheet in strong markets. No restructuring at any time in the cycle

Focusing on a modern high quality fleet
to ensure efficient operations

ESG Strategy
a strong ethical culture a solid governance, and advanced digitalization initiatives, ensuring long-term excellence.

DSX LISTED NYSE

Q & A

DSX
LISTED
NYSE

Appendix

- Income Statement for the three months ended December 31, 2024 and 2023
- Income Statement for the year ended December 31, 2024 and 2023
- Balance Sheet as of December 31, 2024 and 2023
- Organization Structure
- Reputable charter counterparts

DSX
LISTED
NYSE

Income Statement*

	Three months ended 2024		2023
	in million of US Dollars		
REVENUES:			
Time charter revenues	$ 57.1	$	60.0
OPERATING EXPENSES			
Voyage expenses	3.5		3.3
Vessel operating expenses	19.2		21.5
Depreciation and amortization of deferred charges	11.4		11.5
General and administrative expenses	8.3		8.4
Management fees to a related party	0.3		0.3
Gain on Sale of Vessels	-		(0.3)
Other operating income	(0.2)		(0.6)
Operating income, total	$ 14.5	$	15.9
OTHER INCOME / (EXPENSES):			
Interest expense and finance costs	(11.6)		(12.6)
Interest and other income	2.4		2.1
Gain on derivative instruments	0.5		(0.6)
Gain/(loss) on related party investments	(1.6)		0.7
Gain on equity securities	-		2.8
Gain on warrants	5.5		1.6
Gain/(loss) from equity method investments	0.1		(0.5)
Total other expenses, net	$ (4.8)	$	(6.5)
Net income	$ 9.7	$	9.4
Dividends on series B preferred shares	(1.4)		(1.4)
Net income attributable to common stockholders	$ 8.3	$	7.9
Earnings per common share, basic	0.07		0.08
Earnings per common share, diluted	0.02		0.06

* The statement may include rounding differences

DSX LISTED NYSE

Income Statement*

	Year ended December 31, 2024	Year ended December 31, 2023
	in million of US Dollars	
REVENUES:		
Time charter revenues	$ 228.2	$ 262.1
OPERATING EXPENSES		
Voyage expenses	13.6	13.6
Vessel operating expenses	82.6	85.5
Depreciation and amortization of deferred charges	44.7	49.8
General and administrative expenses	33.4	33.0
Management fees to a related party	1.3	1.3
Gain on Sale of Vessels	(5.8)	(5.3)
Other operating income	(0.4)	(1.5)
Operating income, total	$ 58.8	$ 85.7
OTHER INCOME / (EXPENSES):		
Interest expense and finance costs	(47.5)	(49.3)
Interest and other income	8.4	8.2
Gain/(loss) on derivative instruments	0.3	(0.4)
Loss on extinguishment of debt	(3.5)	(0.7)
Gain on deconsolidation of subsidiary	-	0.8
Gain/(loss) on related party investments	(3.9)	1.5
Gain/(loss) on equity securities	(0.4)	2.8
Gain on warrants	0.7	1.6
Gain/ (Loss) from equity method investments	(0.1)	(0.3)
Total other expenses, net	$ (46.0)	$ (35.9)
Net income	$ 12.7	$ 49.8
Dividends on series B preferred shares	(5.8)	(5.8)
Net income attributable to common stockholders	$ 7.0	$ 44.1
Earnings per common share, basic	0.06	0.44
Earnings per common share, diluted	0.05	0.42

* The statement may include rounding differences

DSX LISTED NYSE

Balance Sheet*

ASSETS		December 31, 2024		December 31, 2023
		in millions of US Dollars		
Cash, cash equivalents, restricted cash and time der	$	207.2	$	161.6
Investments in equity securities		-		20.7
Other current assets		18.4		19.9
Fixed assets		880.1		924.5
Investments in related parties and equity method inve		47.2		24.1
Other noncurrent assets		18.0		15.6
Total assets	$	**1,171.0**	$	**1,166.4**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Long-term debt and finance liabilities, net of deferred		637.5 *		642.8
Other liabilities		28.4		34.6
Total stockholders' equity		505.1		489.0
Total liabilities and stockholders' equity	$	**1,171.0**	$	**1,166.4**

* The statement may include rounding differences

DSX
LISTED
NYSE

Organization structure



Diana Shipping Inc.[1]
(NYSE: DSX)
46 SPCs
Diana Shipping Services S.A.
Diana Ship Management Inc.
Komi Shipping Company Inc.
&
Diana General Partner Inc.
49%
OceanPal Inc.
(NASDAQ: OP)
Diana Energize Inc.
Cebu Shipping Company Inc.
50%
25%
45.87%
24%
Wilhelmsen Ship Management
50%
DIANA WILHELMSEN Management Limited
Bergen Ultra LP
(m/v DSI Drammen)
windward offshore
Diana Mariners Inc.
(manning agency business)

DSX LISTED NYSE

Note 1) 100% owned if not indicated otherwise

Reputable charter counterparts

NYK LINE
NIPPON YUSEN KAISHA

GLENCORE

LDC.
Louis Dreyfus Company

COSCO SHIPPING

VITERRA THE AGRICULTURE NETWORK

MOL
Mitsui O.S.K. Lines

RioTinto

BHP

SWISSMARINE

"K" LINE
KAWASAKI KISEN KAISHA, LTD.

BUNGE

COBELFRET

KOCH

Cargill

DSX
LISTED
NYSE

Source: Company